D8 Holdings Corp.

Unit 1008, 10/F, Champion Tower
3 Garden Road
Central, Hong Kong

August 6, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street NE
Washington, D.C. 20549

Re:	D8 Holdings Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed August 2, 2021 File No. 333-257055

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, D8 Holdings Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on August 9, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Elliott Smith (email: elliott.smith@whitecase.com or telephone: (212) 819-7644) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Sincerely,

By:	/s/ David Chu
Name:	David Chu
Title	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP Elliott Smith, White & Case LLP